Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009		2008	2007	2006	2005
			(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$ (126,922)		$ 168,156	$ 42,590	$ 379,800	$ 51,918
Fixed charges (see below)	38,710		31,583	12,796	4,187	317
Amortization of capitalized interest	991		744	366	52	-
Interest capitalized	(751)		(2,618)	(3,023)	(1,620)	-
Total adjusted earnings (loss) available for fixed charges	$ (87,972)		$ 197,865	$ 52,729	$ 382,419	$ 52,235

Fixed Charges
Interest and debt expense (a)	$ 37,208		$ 28,132	$ 9,279	$ 2,443	$ 217
Interest capitalized	751		2,618	3,023	1,620	-
Interest component of rental expense (b)	751		833	494	124	100
Total fixed charges	$ 38,710		$ 31,583	$ 12,796	$ 4,187	$ 317

Ratio of Earnings to Fixed Charges	-	(c)	6.3x	4.1x	91.3x	164.8x

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $126.7 million.